Exhibit 99.1

Dr. Stephane Ledot, an Expert in Critical Care and Anesthesia, Has Joined Inspira Technologies' Scientific Advisory Board

In the last few years, Dr. Ledot has served as the director of critical care and ECMO service and as a senior anesthetic at the Royal Brompton & Harefield hospitals

Ra’anana, Israel, November 22 2021 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that Dr. Stephane Ledot, a world-renowned expert in critical care and anesthesia, has joined Inspira Technologies’ Scientific Advisory Board.

Dr. Ledot is an expert in various clinical fields including Critical Care Medicine, Anesthesia, Extracorporeal Support and Echocardiography. During his career, he has undertaken a large number of educational duties, including advanced cardiovascular life support (ACLS) instruction, critical care module for physiotherapists instruction, critical care module nursing school instruction, among others. Dr. Ledot is a highly appreciated speaker in the critical care space.

Dr. Stephane Ledot, "It is a real honor to be part of this very exciting journey. Inspira Technologies is a very dynamic company specializing in extracorporeal respiratory system innovation, and I believe it can change the paradigm of treatment of the most severe patients suffering from acute respiratory failure. I am convinced we will see new developments and applications of this technology that will translate into better outcome for many patients.”

Dr. Ledot received his medical academic education at University Pierre et Marie Curie in Paris, France. His specialization in anesthetics and intensive care was obtained at university de la Mediterranean in Marseille, France.

In August 2013, Dr. Ledot joined an extracorporeal life support fellowship at the National Health Services, in the United Kingdom. During that time, he was involved in the management and retrieval of patients with severe acute respiratory failure needing extracorporeal support. He stayed an additional year at Harefield Hospital to complete a fellowship in cardiothoracic anesthesia and gained some experience in the management of complex cardiac surgeries, ventricular assist devices and heart and lung transplant.

Dr. Ledot has completed his accreditation for transesophageal echocardiography (TOE) from the European Association of Cardiovascular Imaging and holds a European Diploma in Intensive Care.

In the last few years, Dr. Ledot has served as a senior clinician in critical care and anesthetics at Royal Brompton & Harefield hospitals and became the director of the extracorporeal membrane oxygenation (ECMO) service and critical care. The Royal Brompton ECMO service is one of the largest in Europe and has been recognized as a center of excellence.

Dagi Ben-Noon, Inspira Technologies’ Chief Executive Officer, commented, "We welcome Dr. Ledot to Inspira Technologies’ Scientific Advisory Board. Dr. Ledot has valuable experience in intensive care medicine. We believe that Dr. Ledot can significantly contribute to our future efforts to introduce our innovative early extracorporeal respiratory support system, the ART device, to the international medical community."

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART device, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART device is designed to utilize a hemo-protective flow approach aimed at rebalancing oxygen saturation levels while patients are awake and breathing, potentially minimizing the patient's need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

For more information, please visit our corporate website: www.inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses that the Company’s technology can change the paradigm of treatment of the most severe patients suffering from acute respiratory failure, that new developments and applications of this technology will translate into better outcome for many patients, and that Dr. Ledot can significantly contribute to the Company’s future efforts to introduce its innovative early extracorporeal respiratory support system. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654, msegal@ms-ir.com